LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
June 26, 2023
Mr. Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Roundhill Alerian LNG ETF (S000080650)
(the “Fund”)
Dear Mr. Greenspan:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 264 to the Trust’s Registration Statement on Form N-1A filed April 3, 2023 (SEC Accession No. 0000894189-23-002432) (the “Amendment”). For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.With respect to the Alerian Liquefied Natural Gas Index (the “Index”), please provide the number of constituents that comprise the Index.
Response: The Index is composed of 28 constituents as of May 31, 2023.
2.With respect to the “Diversified Liquefied Natural Gas” bullet listed within the first paragraph under “Alerian Liquefied Natural Gas Index” of the “Principal Investment Strategies” section, please (i) clarify the meaning of “value chain,” and (ii) please describe the criteria for inclusion in this segment.
Response: The Trust has revised the “Principal Investment Strategies” section as requested.
3.With the respect to second paragraph under “Alerian Liquefied Natural Gas Index” of the “Principal Investment Strategies” section, for purposes of Rule 35d-1, please increase the revenue test described in (i) to 50% of the company’s total revenue.
Response: The Trust respectfully declines to attempt to accommodate the Staff’s comment. The name of the Fund – Roundhill Alerian LNG ETF – references the name of the Fund’s Index. As a result, to the extent the Fund is required to comply with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), the Rule provides that it must adopt a policy to invest, under normal circumstances, at least 80% of the value of its Assets in the particular type of investments suggested by the Fund’s name, i.e., the constituent securities of the Index or securities that are substantially similar thereto. The Fund’s existing 80% investment policy adopted pursuant to Rule 35d-1 is consistent with this requirement. The Fund, therefore, does not believe it is required to implement the specified investment policy change to comply with Rule 35d-1. The Fund’s name and 80% investment policy also are consistent with Section 35 of the 1940 Act. Investors who determine to invest in the Fund because its Fund name references the Index will be, in fact, investing in a Fund that invests “at least 80% of [its] net assets (plus any borrowings for investment purposes) [ . . .] in constituents of the Index or investments with similar economic characteristics, including American Depositary Receipts (“ADRs”).” Moreover, the Index’s constituents are selected pursuant to a robust and transparent methodology designed to identify domestic and international companies that are principally engaged in or derive significant revenue from the LNG Industry. The referenced minimum revenue requirement is but one criterion applied to a subset of the companies that ultimately may comprise the Index. Further, the Fund discloses the Index’s constituent selection criteria in its discussion of its Principal Investment Strategies. Investors, therefore, would not be misled by either the Fund’s name or the composition of the Index the performance of which it seeks to track. Finally, the Index was created and is maintained by a third-party index provider that is independent of the Fund and its Adviser and Sub-Adviser. As such, the Fund is not in a position to dictate to the Index Provider the criteria to be used for the selection of Index constituents or changes thereto.

4.With respect to the first bullet listed within the fourth paragraph under “Alerian Liquefied Natural Gas Index” of the “Principal Investment Strategies” section, please explain how market capitalization is adjusted by revenue exposure.
Response: The Trust has revised the Fund’s disclosure to provide additional detail as to how constituents’ float market capitalizations are adjusted based on their revenue exposure to one or more LNG Industry segments.
5.Please clarify what is meant by “investments with similar economic characteristics” to satisfy the 80% Rule.
Response: The reference to “investments with similar economic characteristics,” a phrase first used in connection with Rule 35d-1 in its adopting release, contemplates non-Index constituent investments that individually or collectively expose the Fund to the same risk and return characteristics as an investment in the Index constituents. Such investments could include, for example, ADRs, other ETFs, and/or derivatives. The Adviser contemplates that the Fund may invest in such investments when investing in the Index constituents is impractical, costly or otherwise inefficient.
6.Please clarify if the Fund can invest in derivatives as part of “investments with similar economic characteristics?”
Response: The Trust confirms that the Fund does not currently expect to invest in derivatives to a significant extent, if at all. To the extent the Fund entered into an unanticipated derivatives investment, such derivatives investment would likely not be counted toward the Fund’s 80% investment policy adopted pursuant to Rule 35d-1 under the 1940 Act. However, the referenced language in the Fund’s 80% investment policy would provide the Fund with flexibility to invest in derivatives investments meeting such criteria. If the Fund determined to invest in derivatives investments to a significant extent and to count such derivatives investments toward its 80% investment policy, the Fund would revise its existing disclosure to disclose those facts and the related risks.
7.Please explain why investing in securities or other investments not included in the Index adheres to a passive management model. Please include any constraints or restrictions that inhibit the Adviser’s ability to deviate from the investment strategy.
Response: The Sub-Adviser’s decision to use a representative sampling approach, from time to time, to seek to achieve the Fund’s investment objective is not inconsistent with its “passive management” approach. The Fund’s “passive management” approach merely means that it seeks to track the total return performance, before fees and expenses, of the Index. In contrast, an active management approach seeks to outperform a particular performance benchmark or index. The references to active and passive do not refer to an adviser’s ability to make investment decisions about the management of a fund, but rather the goal of the fund’s investment strategy. As is the case with the implementation of the Fund’s investment strategy, a passive management approach does not mean that the Adviser and/or the Sub-Adviser do not have discretion to make investment decisions about how best to seek to track the Fund’s Index and instead must always replicate the composition of that Index. To the contrary, the Adviser and/or the Sub-Adviser may determine it is in the best interest of the Fund and its shareholders to replicate the composition of the Index under certain circumstances (e.g., when there are few constituents and all are readily available with no comparable substitutes) and to invest in a representative sample of the Index’s constituents under different circumstances (e.g., when there are numerous constituents, some of which are expensive to acquire in the quantity needed, and there are less expensive ETFs available that would serve as comparable substitutes).
As with any investment company registered pursuant to the Investment Company Act of 1940, the Adviser and Sub-Adviser are constrained from deviating from the Fund’s disclosed investment strategies without first obtaining appropriate approval by the threat of: (1) poor performance, increased tracking error, failure to achieve the Fund’s investment objective, and ultimately, shareholder redemptions; (2) violations of the Fund’s Rule 38a-1 Compliance Program Policy and Procedures relating to prospectus disclosure and the implementation of investment strategies; (3) prospectus disclosure liability, including pursuant to Section 10(b) and Rule 10b-5 under the Exchange Act of 1934; and (4) regulatory enforcement action.
8.Please consider disclosing exposure to Jordan in “The Fund’s Investment Strategy” section under “Principal Investment Strategies” or delete the “Risks Related to Investing in Jordan” under “Principal Investment Risks.”
Response: The Index does not currently include securities of Jordanian issuers. The Trust has therefore deleted “Geographic Investment Risk – Risks Related to Investing in Jordan.”

9.Please clarify in “Market Risk” under “Principal Investment Risks” that foreign securities trade at different times and on different days.
Response: The Trust notes that the Fund’s Prospectus currently discloses the substance of the Staff’s comment in the last sentence of “ETF Risks – Shares May Trade at Prices Other Than NAV Risk” in both Items 4 and 9, as well as, in the penultimate and last sentences of “Foreign Securities Risk” in both Items 4 and 9. As such, the Trust respectfully declines to add the requested disclosure.
10.Please provide the Index License Agreement or Sub-License Agreement to which the Fund is a party.
Response: The Trust notes that the Index and certain of its related intellectual property is provided by the Adviser for use by the Fund at no cost, and that the Fund is merely a beneficiary of and not a party to the Index license agreement. As such, the Trust confirms there is no agreement memorializing any Index licensing or sub-licensing arrangement to which the Fund is a party to share with the Staff in response to its request.

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If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-550-7433.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary
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